

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


RECD S.E.C.
JAN - 7 2005
1086

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYU HYAKKATEN KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU DEPARTMENT STORE CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hisashi Takai
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-6622

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of the Notice of Extraordinary Meeting of Shareholders which was distributed to shareholders of Tokyu Department Store Co., Ltd. on January 7, 2005 (Tokyo).

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on September 28, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Yuji Kinoshita
General Manager
Accounting, Group Strategy & IR Division
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

January 7, 2005

(Date)

Translation: This English translation is being provided to United States shareholders for the sole purpose of complying with certain requirements under United States securities laws and does not constitute a notice of shareholders meeting under the Commercial Code of Japan. It is not intended in any way to substitute or replace the original Japanese version under Japanese law and if there is any discrepancy between the original Japanese version and this translation, the original Japanese version shall govern.

NOTICE TO U.S. SHAREHOLDERS: THIS NOTICE RELATES TO A PROPOSED BUSINESS COMBINATION WHICH INVOLVES THE SECURITIES OF A JAPANESE COMPANY. IT IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF JAPAN WHICH ARE DIFFERENT FROM THOSE IN THE UNITED STATES. FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT AUDITORS AND THE BOARD OF STATUTORY AUDITORS INCLUDED IN THIS DOCUMENT ARE TRANSLATIONS OF SUCH FINANCIAL STATEMENTS AND REPORTS ORIGINALLY WRITTEN IN JAPANESE AND HAVE BEEN PREPARED IN ACCORDANCE WITH JAPANESE ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR ANY U.S. SHAREHOLDER TO ENFORCE HIS RIGHTS AND ANY CLAIM HE MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN JAPAN, AND MOST OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF JAPAN. SUCH U.S. SHAREHOLDER MAY NOT BE ABLE TO SUE A JAPANESE COMPANY OR ITS OFFICERS OR DIRECTORS IN A JAPANESE COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A JAPANESE COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

January 7, 2005

To the Shareholders

Tokyu Department Store Co., Ltd.
24-1 Dougenzaka-2 chome, Shibuya-ku, Tokyo
President and Representative Director: Hirokazu Mizuta

Notice of Extraordinary Meeting of Shareholders

Dear Shareholders:
You are cordially invited to attend the Extraordinary Meeting of Shareholders of Tokyu Department Store Co., Ltd., which will be held as per the schedule below.

If you are unable to attend the meeting in person, you may exercise your voting right in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Date & Time: Tuesday, January 25, 2005; 10:00 a.m.

Venue: 7-1 Kasumigaokamachi, Shinjuku-ku, Tokyo
Nippon-seinenkan Large Hall

Meeting Agenda:

Propositions to be resolved:

Proposition 1.
Approval of the Share Exchange Agreement between the Company and Tokyu Corporation.

An outline of the proposition is set forth below in "Reference Materials for Exercise of Voting Rights".

Proposition 2.
Partial Amendment to the Articles of Incorporation

An outline of the proposition is set forth below in "Reference Materials for Exercise of Voting Rights".

*　　*　　*

Note: If you attend the meeting, please present the enclosed Exercise of Voting Rights Form to the reception desk upon your arrival.

Reference Materials for Exercise of Voting Rights

I. Total number of voting rights held by the shareholders entitled to vote:
273,884

II. Propositions and reference items:

Proposition 1: Approval of the Share Exchange Agreement between the Company and Tokyu Corporation (the "Agreement")

1. Reasons for the Share Exchange

Amid prolonged sluggish consumption, the effects of deflation are changing the make-up of consumption in Japan. Irrespective of business category or type, competition among large-scale stores is intensifying and the environment surrounding the department store sector is experiencing drastic change of unprecedented speed and scale.

In these circumstances, the Company has moved with firm resolve to respond to changing trends and demands and implemented a range of business reform policies in order to sustain its business in the future. As part of these initiatives, in 2000 the Company formulated a business restructuring plan focused on the twin pillars of strengthening its core department store businesses and group management focused on the consolidated group and has been vigorously pursuing this plan. Successful results were achieved as operating income levels rose significantly, the foundation was laid for the revitalization of the core department store business, and interest-bearing debt was reduced beyond forecast leading to improved financial strength.

At the same time, future plans call for large-scale redevelopment of the area around Shibuya station associated with mutual direct services linking Subway No.13 to the Tokyu Toyoko Line and we have continued to carefully consider our business plan for the next fiscal period and beyond based on the formation of an alliance with Tokyu Corporation, which will be involved in these redevelopment projects.

As a result, in pursuit of growth in retail operations, which is one of the Tokyu Group's core businesses, a decision was reached that in order to engage the comprehensive strengths of the Tokyu Group in future redevelopment projects around Shibuya station, the most appropriate strategy was to form a single operating structure comprising both companies.

Based on this decision, on April 1, 2005 the Company agreed to exchange one common share of the Company for each 0.32 common shares of Tokyu Corporation, and to that effect the two companies signed a share exchange agreement on November 15, 2004.

Although the Company will become a wholly-owned subsidiary of Tokyu Corporation following the share exchange, the Company will continue to conduct its department store operations. In aiming to expand retail functions in areas along and around the Tokyu's railway lines in accordance with the Tokyu Group Management Policy, the Company aims to play a central role in the Group's retail business, strive for further development of Tokyu's businesses, and contribute to increasing the corporate value of the Tokyu Group.

On this occasion, in addition to expressing our deepest appreciation for the considerable support of our shareholders, we also ask for your approval upon considering the objectives of the share exchange.

2. Contents of the Share Exchange Agreement

The details of the share exchange agreement that was signed by the Company and Tokyu Corporation on November 15, 2004 are as shown below.

Share Exchange Agreement (Translation)

This Share Exchange Agreement (hereinafter referred to as this "Agreement") is made and entered into by and between Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Department Store Co., Ltd. (hereinafter referred to as "TDS").

Section 1 (Share Exchange)
Tokyu and TDS shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan in order to have Tokyu become the parent company wholly owning TDS and to have TDS become a wholly-owned subsidiary of Tokyu (hereinafter referred to as "Share Exchange").

Section 2 (Shares to be Issued and Allocated upon the Share Exchange)
Tokyu shall issue 36,164,728 shares of common stock in the Share Exchange. Tokyu shall allocate and deliver 0.32 of Tokyu shares of common stock per one TDS share of common stock to all shareholders (including beneficial shareholders, hereinafter the same shall apply) registered in the shareholder list (including beneficial shareholder list, hereinafter the same shall apply) of TDS, other than Tokyu, as of the close of the day immediately preceding the date of the Share Exchange.

Section 3 (Increases in Capital and Capital Reserve)
The increase to Tokyu's capital and capital reserve as a result of the Share Exchange is as follows:
(1) Capital No increase
(2) Capital Reserve The amount calculated by multiplying the shareholders' equity of TDS as of the date of the Share Exchange by a ratio of the number of TDS shares to be transferred to Tokyu upon the Share Exchange to the total number of TDS shares outstanding.

Section 4 (Shareholders' Meeting for Approval of the Share Exchange)
1. TDS shall call a shareholders' meeting which shall be held on January 25, 2005 (hereinafter referred to as "Shareholders' Meeting for Approval of the Share Exchange") for approval of this Agreement and other matters necessary for the Share Exchange; provided that the date of the Shareholders' Meeting for Approval of the Share Exchange may be changed upon consultation between Tokyu and TDS.

2. Tokyu will carry out the Share Exchange without obtaining approval at a shareholders' meeting in accordance with provisions of Article 358(1) of Commercial Code of Japan.
3. TDS shall call for the resolution to delete the provisions of Article 11(1) (Record Date) from its Articles of Incorporation at the Shareholders' Meeting for Approval of the Share Exchange.

Section 5 (Effective Date of Share Exchange)
The effective date of the Share Exchange shall be April 1, 2005; provided that such date may be changed upon consultation between Tokyu and TDS.

Section 6 (Cash Distribution upon Share Exchange)
No cash distribution by Tokyu to TDS's shareholders will be made upon the Share Exchange.

Section 7 (Term of Office of Directors and Corporate Auditors held prior to the Share Exchange)
The Share Exchange shall not affect the term of office of Tokyu's directors and corporate auditors who held his/her office before the date of the Share Exchange.

Section 8 (Administration of Corporate Assets, etc.)
From the date of execution of this Agreement until the effective date of the Share Exchange, Tokyu and TDS shall operate its businesses and administer its assets with a duty of a diligent and good custodian, and conduct that will materially affect its assets, rights, or obligations shall not be made without prior consultation between Tokyu and TDS.

Section 9 (Modification or Termination of this Agreement due to Change of Circumstances)
If there occurs between the execution of this Agreement and the date of the Share Exchange a material change in assets or businesses of Tokyu or TDS, the terms of the Share Exchange or this Agreement may be modified or terminated upon consultation between Tokyu and TDS.

Section 10 (Effectiveness of this Agreement)
All terms of this Agreement shall be null and void if this Agreement is not approved at the Shareholders' Meeting for Approval of the Share Exchange as described in Section 4 hereof.

Section 11 (Consultation)
Any issues necessary to be agreed upon or settled in connection with the Share Exchange, except as otherwise provided for in this Agreement, shall be agreed upon or settled upon consultation between Tokyu and TDS in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, two originals of this Agreement have been made and sealed by the parties hereto, and one complete original will be held by each party respectively.

November 15, 2004

Tokyu: 5-6, Nampeidai-cho, Shibuya-ku, Tokyo
Tokyu Corporation
[President] Kiyofumi Kamijo

TDS: 24-1 Dougenzaka-2 chome, Shibuya-ku, Tokyo
Tokyu Department Store Co., Ltd.
[President] Hirokazu Mizuta

3. Explanation of the Share Exchange Ratio pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan

Basis for Share Exchange Ratio

Tokyu Department Store Co., Ltd. (hereafter TDS) determined the share exchange ratio of the share exchange with Tokyu Corporation (hereafter Tokyu) as follows:

1. As shown below, in order to maintain fairness and validity in determining the share exchange ratio with Tokyu, TDS employed the services of a third party, KPMG FAS Co., Ltd. (hereafter KPMG). Tokyu employed Deloitte Tohmatsu Corporate Finance Co., Ltd. for calculation of the exchange ratio.
2. As valuation methods KPMG used the market value method, the DCF (discounted cash flow) method, the adjusted present value method and adjusted book value method as valuation methods to compute the share exchange ratio accordingly. Comprehensively taking into account these results KPMG determined an exchange ratio of between 0.305 to 0.336 common shares of TDS for each one common share of Tokyu.
3. TDS gave careful consideration to the methods and results of the share exchange ratio calculations of KPMG and having discussed the results of that consideration with Tokyu decided a share exchange ratio as follows:

	Tokyu Department Store (TDS) (Wholly-owned subsidiary)	Tokyu Corporation (Wholly-owning parent company)
Exchange ratio	0.32	1

4. TDS has received a statement of opinion from KPMG that the share exchange ratio of one common share of Tokyu for 0.32 shares of TDS is reasonable for TDS shareholders from a financial standpoint.

4. Contents of Balance Sheets and Statements of Income for the companies implementing share exchange set forth in Article 354, Paragraph 1, Item 3 through 6 of the Commercial Code of Japan

① The balance sheets and the statements of income of the Company and Tokyu prepared within 6 months prior to the Meeting of Shareholders for Approval of Share Exchange.

Tokyu Department Store Co., Ltd.

Non-consolidated Interim Balance Sheet

(As of July 31, 2004)

	(¥ million)
Assets	
Current assets	**41,544**
Cash and deposits	4,133
Notes receivable	278
Accounts receivable-trade	17,420
Merchandise inventories	10,208
Prepaid expenses	1,534
Accrued revenues	324
Accounts receivable-other	1,721
Short-term loans	2,002
Deferred tax assets	3,556
Other current assets	468
Allowance for doubtful accounts	(104)
Fixed assets	**127,706**
Tangible fixed assets	**90,130**
Buildings and equipment	38,971
Rolling stock & machinery	15
Furniture and fixtures	2,001
Land	49,141
Construction in progress	0
Intangible fixed assets	**1,488**
Lease hold	173
Software	1,265
Others intangible fixed assets	50
Investments and other assets	**36,087**
Investment securities	6,544
Investments in subsidiaries	3,977
Long-term loans	2,615
Fixed leasehold deposits	20,432
Long-term deferred tax assets	3,505
Other investments and other assets	1,980

Allowance for doubtful accounts	(2,968)
Total assets	**169,251**

Tokyu Department Store Co., Ltd.

Non-consolidated Interim Balance Sheet

(As of July 31, 2004)

	(¥ million)
Liabilities	**151,439**
Current liabilities	**80,776**
Notes payable	809
Accounts payable-trade	25,373
Short-term debt	26,236
Accounts payable-other	1,150
Accrued expenses	4,305
Income taxes payable	41
Consumption taxes payable	386
Advances received	6,211
Deposits received	7,740
Reserve for employees' bonuses	43
Reserve for loss of business investment	5,153
Others current liabilities	3,325
Long-term liabilities	**70,662**
Long-term debt	62,384
Guarantee deposits received	3,631
Reserve for employees' retirement benefits	3,648
Other long-term liabilities	998
Shareholders' equity	**17,811**
Common stock	**37,707**
Capital surplus	**531**
Capital reserve	531
Retained earnings	**(20,895)**
Undisposed deficit at end of the fiscal period	20,895
Unrealized holding gains on securities	**493**
Treasury stock	**(26)**
Total liabilities and shareholders' equity	**169,251**

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Short-term monetary receivables from subsidiaries ¥352 million
   Long-term monetary receivables from subsidiaries ¥2,490 million
   Short-term monetary payables to subsidiaries ¥2,217 million
   Long-term monetary payables to subsidiaries N/A
3. Accumulated depreciation on tangible fixed assets ¥46,394 million
4. In addition to fixed assets included in the Interim Balance Sheets, a set of point-of-sale terminals and peripherals, a set of merchandise information-processing system equipments, a set of gift integration systems and part of office-use equipment are utilized in accordance with lease agreements.
5. Assets pledged as collateral:
   Buildings and equipment: ¥25,882 million
   Land: ¥46,286 million
   Guaranty money deposited: ¥5,365 million
   Investment securities: ¥1,068 million
   Investments in subsidiaries: ¥1,618 million
6. The company participates in Tokyu Group's cash management system and in order to increase the efficiency of group funds operations mutual funding operations take place between subsidiaries. As a result, 'Other current assets' includes ¥235 million of funds entrusted to subsidiaries, and 'Deposits received' includes ¥1,405million
   of funds entrusted from subsidiaries as of the end of the period.
7. Guarantee obligations: ¥3,531 million
8. The amount of capital deficit pursuant to Article 92 of the Enforcement Regulations of the Commercial Code of Japan: ¥20,921 million
9. The amount of dividend limitation pursuant to Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan

   The increase in net assets resulting from the evaluation of assets at current prices:
   ¥493 million

Tokyu Department Store Co., Ltd.

Non-consolidated Interim Statement of Income

(For the six months ended July 31, 2004)

		(¥ million)
Recurring profit /loss		
Operating profit/loss		
Operating revenues		
Net sales	134,438	
Other operating revenues	2,017	136,455
Operating expenses		
Cost of sales	101,035	
Selling, general and administrative expenses	30,963	131,999
Operating profit		4,456
Non-operating profit/loss		
Non-operating revenues		
Interest and dividends received	74	
Others	177	251
Non-operating expenses		
Interest paid	1,221	
Others	906	2,127
Recurring profit		2,580
Extraordinary profit/loss		
Extraordinary gains		248
Extraordinary losses		
Liquidation cost of deposit	784	
Others	331	1,115
Income before income taxes		1,714
Income taxes – current		39
Income taxes – deferred		748
Net income		926
Loss brought forward from the previous fiscal period		21,821
Undisposed deficit at end of the fiscal period		20,895

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Transactions with subsidiaries:

Operating revenues:	¥19 million
Operating expenses:	¥5,156 million
Transactions other than operating transactions:	¥32 million

3. Net income per share ¥3.35

Tokyu Corporation

Non-consolidated Interim Balance Sheet

(As of September 30, 2004)

(¥ million)
(rounded down to the nearest million yen)

Assets	
Current assets:	**166,172**
Cash and deposits	2,830
Accrued fares	1,218
Accounts receivable	10,175
Accrued revenues	1,746
Short-term loans	24,160
Land and buildings for sale	102,574
Supplies	2,856
Prepaid expenses	536
Deferred tax assets	8,077
Others	12,200
Allowance for doubtful accounts	(205)
Fixed assets:	**1,309,622**
Fixed assets for railway business	411,219
Fixed assets for real estate business	233,722
Fixed assets for operations as a whole	12,009
Construction in progress	131,540
Investments and other fixed assets	521,129
Investments in subsidiaries	162,290
Investments in securities	177,605
Investments in capital	3,774
Long-term loans	69,444
Long-term prepaid expenses	4,348
Prepaid pension expenses	51,637
Long-term deferred tax assets	51,869
Other investment	11,987
Allowance for doubtful accounts	(11,826)
Total assets	1,475,795

Tokyu Corporation

Non-consolidated Interim Balance Sheet

(As of September 30, 2004)

(¥ million)
(rounded down to the nearest million yen)

Liabilities	
Current liabilities	**373,555**
Short-term debt	196,777
Current portion of bonds	40,500
Accounts payable	7,612
Accrued expenses	9,625
Accrued income tax	15,585
Deposited revenues of tie-up companies from railway operations	3,151
Deposits received	20,029
Prepaid fares received	9,628
Advances received	63,304
Reserve for employees' bonuses	3,429
Others	3,913
Long-term liabilities	**842,657**
Bonds	335,798
Long-term debt	390,205
Reserve for employees' retirement benefits	1,952
Reserve for directors' retirement benefits	803
Others	113,898
Reserves under special law	**36,415**
The Urban Railways Improvement Reserve	36,415
Total liabilities	1,252,629
Shareholders' equity	
Share capital	**108,820**
Capital surplus	**91,899**
Capital surplus reserve	47,182
Other capital surplus	44,717
Gain in reduction of capital/capital surplus reserve	44,674
Gain on disposal of treasury stock	43
Retained earnings	**9,702**
Unappropriated retained earnings	9,702
Unrealized holding gains on securities	**14,033**
Treasury stock	**(1,291)**
Total shareholders' equity	223,165
Total liabilities and shareholders' equity	1,475,795

Notes:

1. Accumulated depreciation of tangible fixed assets: ¥402,455 million
2. Assets pledged as collateral:
   Fixed assets for railway business: ¥311,312 million
   Fixed assets for real estate business: ¥38,521 million
3. Guarantee obligations (including guarantee subscription): ¥35,152 million
4. Finance lease transactions other than those for which ownership is recognized as transferred to the lessee
   Acquisition cost equivalents ¥550 million
   Accumulated depreciation equivalents ¥354 million
   End of period balance equivalents ¥196 million
      Of which, within one year ¥75 million
      Of which, within more than one year ¥120 million
   Interim period lease payments ¥50 million
5. Operating lease transactions
   (As lessee) Outstanding lease commitments
      - within one year ¥2,479 million
      - more than one year ¥12,792 million
      - Total ¥15,272 million
   (As lessor) Outstanding lease commitments
      - within one year ¥464 million
      - more than one year ¥674 million
      - Total ¥1,138 million
6. Treatment for consumption tax
   Amounts of consumption taxes received and those paid in advance are netted out and recorded under "Others" in Current Liabilities.
7. Addition to or deduction from The Urban Railways Improvement Reserve is pursuant to Article 8 of the Law for the Urban Railways Improvement.
8. Accumulated deductions from the acquisition cost of fixed assets for railway business with respect to subsidies for construction received ¥123,793 million

Tokyu Corporation

Non-consolidated Interim Statement of Income

(For the six months ended September 30, 2004)

(¥ million)
(rounded down to the nearest million yen)

Recurring profit /loss	
Operating profit/loss	
Railway	
Operating revenues	68,286
Operating expenses	47,049
Operating profit	21,237
Real estate	
Operating revenues	52,394
Operating expenses	38,850
Operating profit	13,543
Total	**34,781**
Non-operating profit/loss	
Non-operating revenues	**4,466**
Interest and dividends received	2,126
Others	2,339
Non-operating expenses	**10,286**
Interest paid	9,435
Others	851
Recurring profit	**28,960**
Extraordinary profit/loss	
Extraordinary gains	**33,501**
Gain on sale of fixed assets	14,311
Gain on sale of investments in securities	6,892
Gain from establishment of retirement benefit trust	9,532
Gain on reversal from Urban Railways Improvement Reserve	2,653
Others	110
Extraordinary losses	**44,864**
Loss on sale of fixed assets	2,247
Appraisal loss on investments in subsidiaries	28,160
Loss on change of retirement benefit trust scheme	13,245
Addition to Urban Railways Improvement Reserve	1,193
Others	17
Income before income taxes	17,597
Income taxes – current	15,461
Income taxes – deferred	(7,566)
Net income	9,702
Retained earnings brought forward	N/A
Unappropriated retained earnings	9,702

② The most recent balance sheets and the statements of income of the Company and Tokyu.

Tokyu Department Store Co., Ltd.

Non-consolidated Balance Sheet

(As of January 31, 2004)

(¥ million)

Assets	
Current assets	**33,891**
Cash and deposits	3,388
Notes receivable	296
Accounts receivable-trade	13,946
Merchandise inventories	9,159
Prepaid expenses	1,236
Accrued revenues	345
Accounts receivable-other	1,764
Short-term loans	86
Deferred tax assets	3,129
Other current assets	671
Allowance for doubtful accounts	(130)
Fixed assets	**122,457**
Tangible fixed assets	**88,511**
Buildings and equipment	37,379
Rolling stock & machinery	16
Furniture and fixtures	1,668
Land	49,446
Construction in progress	0
Intangible fixed assets	**1,054**
Lease hold	173
Software	838
Others intangible fixed assets	42
Investments and other assets	**32,891**
Investment securities	7,344
Investments in subsidiaries	5,770
Long-term loans	3,067
Fixed leasehold deposits	13,688
Long-term deferred tax assets	3,994
Other investments and other assets	2,592
Allowance for doubtful accounts	(3,566)
Total assets	**156,349**

Tokyu Department Store Co., Ltd.

Non-consolidated Balance Sheet

(As of January 31, 2004)

(¥ million)

Liabilities	**139,068**
Current liabilities	**72,455**
Notes payable	836
Accounts payable-trade	20,589
Short-term debt	24,060
Accounts payable-other	817
Accrued expenses	3,126
Income taxes payable	18
Consumption taxes payable	438
Advances received	5,907
Deposits received	8,356
Reserve for loss of business investment	5,500
Others current liabilities	2,804
Long-term liabilities	**66,613**
Long-term debt	59,951
Guarantee deposits received	2,942
Reserve for employees' retirement benefits	3,140
Other long-term liabilities	578
Shareholders' equity	**17,280**
Common stock	**37,707**
Capital surplus	**507**
Capital reserve	507
Retained earnings	**(21,821)**
Undisposed deficit at end of the fiscal period	21,821
Unrealized holding gains on securities	**908**
Treasury stock	**(21)**
Total liabilities and shareholders' equity	**156,349**

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. Short-term monetary receivables from subsidiaries ¥419 million
   Long-term monetary receivables from subsidiaries ¥2,943 million
   Short-term monetary payables to subsidiaries ¥3,073 million
   Long-term monetary payables to subsidiaries ¥6 million
3. Accumulated depreciation on tangible fixed assets ¥43,085 million
4. In addition to the fixed assets included in the Balance Sheets, a set of point-of-sale terminals and peripherals, a set of merchandise information-processing system equipments, a set of gift integration systems
   and part of office-use equipment are utilized in accordance with lease agreements.
5. Assets pledged as collateral:
   Buildings and equipment: ¥26,994 million
   Land: ¥46,286 million
   Investment securities: ¥2,289 million
   Investments in subsidiaries: ¥1,618 million
6. The company participates in Tokyu Group's cash management system and in order to increase the efficiency of group funds operations mutual funding operations take place between subsidiaries. As a result, 'Deposits received' includes ¥2,240 million of funds entrusted from subsidiaries as of the end of the period.
7. Guarantee obligations: ¥15,773 million
8. The amount of capital deficit pursuant to Article 92 of the Enforcement Regulations of the Commercial Code of Japan: ¥21,842 million
9. The amount of dividend limitation pursuant to Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan
   The increase in net assets resulting from the evaluation of assets at current prices:
   ¥908 million

Tokyu Department Store Co., Ltd.

Non-consolidated Statement of Income

(For the years ended January 31, 2004)

		(¥ million)
Recurring profit /loss		
Operating profit/loss		
Operating revenues		
Net sales	222,215	
Other operating revenues	3,240	225,455
Operating expenses		
Cost of sales	164,609	
Selling, general and administrative expenses	52,743	217,352
Operating profit		8,103
Non-operating profit/loss		
Non-operating revenues		
Interest and dividends received	174	
Others	922	1,096
Non-operating expenses		
Interest paid	2,375	
Others	2,295	4,670
Recurring profit		4,528
Extraordinary profit/loss		
Extraordinary gains		
Gain on sales of investments in subsidiaries	1,003	
Gain on sales of investment securities	768	
Gain on transfer of land and buildings	298	
Others	115	2,186
Extraordinary losses		
Structural improvement expenses	10,554	
Addition to reserve for loss of business investment	5,500	
Loss on disposal of fixed assets	653	
Others	1,327	18,035
Loss before income taxes		11,320
Income taxes – current		18
Income taxes – deferred		(712)
Net loss		10,625
Loss brought forward from the previous fiscal period		11,195
Undisposed deficit at end of the fiscal period		21,821

Notes:

1. The figures above have been rounded down to the nearest million yen.
2. The components of structural improvement expenses are as follows: Retirement allowance expenses ¥7,365 million, Increase in retirement benefits resulting from early retirement incentives ¥ 4,644 million, Outplacement mediation expenses ¥549 million, Appraisal losses on investments in subsidiaries ¥ 2,309 million, and Addition to allowance for doubtful accounts in respect of subsidiaries ¥327 million. These amounts are recorded net of the ¥4,641 million gain on reversal of the structural improvement reserve recorded in the previous fiscal period.

3. Transactions with subsidiaries:

Operating revenues:	¥108 million
Operating expenses:	¥7,724 million
Transactions other than operating transactions:	¥150 million

4. Net loss per share ¥38.41

\

Summary of Significant Accounting Policies on Non-Consolidated Financial Statements

(1) Valuation Standards and Accounting Treatment for Securities

Investments in subsidiaries and Affiliates:
Valued at cost determined by the moving average method.

Other Securities

Securities with market quotations:
Securities with market quotations are valued at market on the last date of the period.
(The entire difference between the carrying value and the market value is capitalized. Cost of sales is computed by the moving average method.)

Securities without market quotations:
Securities without market quotations are valued at cost, which is determined by the moving average method.

(2) Valuation Standards and Accounting Treatment for Inventories

Retail merchandise:	Valued at cost determined by the retail method
Wholesale merchandise:	Valued at cost determined by the first-in-first-out method

(3) Method for Depreciating Fixed Assets

Tangible fixed assets

Buildings and equipment:	Straight-line method
Others:	Declining balance method

Intangible fixed assets Straight-line method

Depreciation of software for in-house use is computed by the straight-line method, assuming a useful life of 5 years.

(4) Accounting Methods for Reserves

Allowance for doubtful accounts

In order to provide for losses arising from uncollectible accounts receivable and loans, as of the period end the allowance for doubtful receivables is provided for at rates based on past collection experience etc. In addition, the amount deemed necessary to cover individual uncollectible receivables, based on management's estimate of the collectability of each, is provided where appropriate.

Reserve for employees' retirement benefits

Employee retirement benefits are provided for on the basis of the estimated retirement and benefit obligations at the end of the fiscal period and the liability recognized as of that date is recognized in the accounts. Timing differences arising from changes in accounting standards are amortized as expenses over 15 years.

Past service liabilities are amortized by the straight-line method based on a period (10 years) that is less than the average remaining years of service of employees at the time they arise for each amount.

Differences arising from actuarial calculations are divided proportionately based on the straight-line method and charged to income (from the fiscal period following that in which they arise) based on a period (10 years) that is less than the average remaining years of service of employees at the time they arise for each amount.

As a result of the simultaneous retirement of a large number of employees resulting from the implementation of an early retirement scheme, the switch of employees to a one-off payment system and the switch of pensioners to a closed pension scheme resulting from abolition of the tax-qualified pension system,, the 'Accounting treatment for transfers between retirement allowance systems' (Corporate Accounting Standards Practice Guideline 1) has been applied. In respect of the parts of the retirement allowance system that have been abolished, amounts of ¥6,904 billion in respect of timing differences on a change in accounting standards and ¥460 million in respect of unrecognized actuarial differences have been included as 'Structural improvement expenses' in Extraordinary Losses.

Reserve for loss of business

In order to provide for losses arising from the next fiscal period resulting from the promotion of our 'Business Reform Plan', the amount expected to arise has been accounted for as a reserve in accordance with Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

(5) Accounting treatment of significant leases

Finance leases, other than those that transfer ownership of the leased assets to the lessee, are treated in the same way as ordinary operating leases for accounting purposes.

(6) Significant hedge accounting methods

Hedge accounting

Deferred hedge accounting is used. Special hedge accounting is applied for interest rate swaps that meet criteria for qualification for special hedge accounting.

Hedging methods and risks hedged

Hedging methods: interest rate swaps.

Risks hedged: interest payable on loans.

Hedging policy

Hedging policy is based on the Company's internal 'Risk management policy for derivatives transactions' as a means to reduce exposure to interest paid on interest rate risk in financing activities, and the Company does not conduct transactions for speculative purposes.

Assessing the effectiveness of a hedge

Rate of changes in the cash flows from hedging methods and the risks hedged over their respective lapsed periods are mainly used as the yardsticks for measuring the effectiveness of the hedge. However, with respect to interest rate swaps that meet criteria for qualification for special hedge accounting the appraisal of effectiveness is not performed.

(7) Accounting for consumption tax

The consumption tax exclusion method is applied.

(8) Others

(1) Financial reports were compiled from this accounting period based on the rules in the 'Partial Amendment to Enforcement Regulations of the Commercial Code of Japan (Ministerial Ordinance of MOJ No. 68 of September 22, 2003)'.

(2) Revision of the amount of deferred tax assets and deferred tax liabilities due to changes in the taxation rate for corporate and other taxes.

In accordance with Partial Amendment to Regional Taxation Law (Legislative article No. 9) promulgated on March 31, 2003, the statutory effective tax rate utilized in the computation of deferred tax assets and deferred tax liabilities at the end of this accounting period has changed from 42.1% in the previous period to 40.7%. (This is limited to items that are forecast to be eliminated from February 1, 2005.)

As a result, deferred tax assets (the amount after deduction of deferred tax liabilities) declined by ¥143 million and income taxes-deferred (debit side) increased by ¥143 million.

(3) Accounting standards for liquidation of treasury stock and legal reserves.

The accounting standard for liquidation of treasury stock and legal reserves (Corporate Accounting Standards Article 1) has been applied from this accounting period. The effect on profit and loss is negligible.

(4) Information per share

Accounting standards for net earnings per share (Corporate Accounting Standards Article 2) and Application Guidelines for Accounting Standards for Net Earnings per Share (Application Guidelines for Corporate Accounting Standards Article 4) have been applied from this accounting period. If the previously applied method had been used in the current period under review net earnings per share would have been the same.

Tokyu Corporation

Non-consolidated Balance Sheet

(As of March 31, 2004)

(¥ million)
(rounded down to the nearest million yen)

Assets	
Current assets:	**174,408**
Cash and deposits	1,535
Accrued fares	1,358
Accounts receivable	12,048
Accrued revenues	1,839
Short-term loans	20,327
Land and buildings for sale	111,666
Supplies	2,651
Prepaid expenses	618
Deferred tax assets	12,216
Others	10,267
Allowance for doubtful accounts	(122)
Fixed assets:	**1,337,367**
Fixed assets for railway business	424,724
Fixed assets for real estate business	239,307
Fixed assets for other businesses	641
Fixed assets for operations as a whole	15,413
Construction in progress	121,754
Investments and other fixed assets	535,526
Investments in subsidiaries	184,974
Investments in securities	196,299
Investments in capital	2,030
Long-term loans	84,171
Long-term prepaid expenses	4,693
Prepaid pension expenses	25,749
Long-term deferred tax assets	37,547
Other investment	12,175
Allowance for doubtful accounts	(12,115)
Total assets	1,511,775

Tokyu Corporation

Non-consolidated Balance Sheet

(As of March 31, 2004)

(¥ million)
(rounded down to the nearest million yen)

Liabilities	
Current liabilities	**394,834**
Short-term debt	245,118
Current portion of bonds	41,000
Accounts payable	8,449
Accrued expenses	9,796
Accrued consumption taxes	2,699
Deposited revenues of tie-up companies from railway operations	2,937
Deposits received	12,547
Prepaid fares received	9,034
Advances received	53,789
Reserve for employees' bonuses	3,559
Others	5,899
Long-term liabilities	**856,110**
Bonds	335,298
Long-term debt	422,625
Reserve for employees' retirement benefits	1,276
Others	96,910
Reserves under special law	**37,875**
The Urban Railways Improvement Reserve	37,875
Total liabilities	1,288,820
Shareholders' equity	
Share capital	**108,820**
Capital surplus	**137,025**
Capital surplus reserve	47,182
Other capital surplus	89,843
Gain in reduction of capital/capital surplus reserve	89,832
Gain on disposal of treasury stock	10
Retained earnings	**(39,471)**
Voluntary reserve	950
General reserve	950
Undisposed deficit at end of the fiscal period	40,421
Unrealized holding gains on securities	**17,845**
Treasury stock	**(1,264)**
Total shareholders' equity	222,955
Total liabilities and shareholders' equity	1,511,775

Notes:

1. Accumulated depreciation of tangible fixed assets:	¥464,608 million
2. Fixed assets for business operations:	¥653,738 million
Land:	¥234,533 million
Buildings:	¥166,208 million
Structures:	¥200,366 million
Rolling stock:	¥30,375 million
Others:	¥22,254 million
Intangible assets:	¥26,347 million
3. Short-term monetary receivables from subsidiaries:	¥25,315 million
Long-term monetary receivables from subsidiaries:	¥85,702 million
4. Short-term monetary payables to subsidiaries:	¥20,493 million
Long-term monetary payables to subsidiaries:	¥6,574 million
5. Assets pledged as collateral:	
Fixed assets for railway business:	¥324,778 million
Fixed assets for real estate business:	¥39,462 million
6. Guarantee obligations (including guarantee subscription):	¥37,127 million

7. The amount of dividend limitation pursuant to Article 124, Item 3 of the Enforcement Regulations of the Commercial Code of Japan.

¥17,845 million

8. Addition to or deduction from The Urban Railways Improvement Reserve is pursuant to Article 8 of the Law for the Urban Railways Improvement.
9. Accumulated deductions from the acquisition cost of fixed assets for railway business with respect to subsidies for construction received ¥123,976 million

Tokyu Corporation

Non-consolidated Statement of Income

(For the years ended March 31, 2004)

(¥ million)

Recurring profit /loss	
Operating profit/loss	
Railway	
Operating revenues	135,307
Operating expenses	119,479
Operating profit	15,828
Real estate	
Operating revenues	102,014
Operating expenses	83,592
Operating profit	18,421
Other businesses	
Operating revenues	2,887
Operating expenses	3,962
Operating profit	(1,075)
Total	
Operating profit	33,174
Non-operating profit/loss	
Non-operating revenues	14,265
Interest and dividends received	3,393
Others	10,871
Non-operating expenses	22,172
Interest paid	20,429
Others	1,743
Recurring profit	**25,267**
Extraordinary profit/loss	
Extraordinary gains	107,772
Gain on sale of fixed assets	11,126
Contribution by subsidies for construction	59,224
Gain from establishment of retirement benefit trust	28,096
Gain on reversal from Urban Railways Improvement Reserve	5,307
Others	4,018
Extraordinary losses	217,919
Loss on sale of fixed assets	21,354
Advanced depreciation deductions of fixed assets	46,231
Losses on impairment accounting	35,521
Appraisal loss on investments in subsidiaries	75,956
Addition to Urban Railways Improvement Reserve	2,382
Others	36,473
Loss before income taxes	84,879
Income taxes – current	129
Income taxes – deferred	(21,902)
Net loss	63,106
Retained earnings brought forward	22,684
Undisposed deficit at end of the fiscal period	40,421

Notes:

1. Operating revenues:	¥240,208 million
2. Operating expenses:	¥207,034 million
Operating expenses for railway operations and cost of sales:	¥110,972 million
Selling, general and administrative expenses:	¥45,423 million
Taxes:	¥12,145 million
Depreciation expenses:	¥38,493 million
3. Transactions with subsidiaries:	¥99,545 million
Operating revenues:	¥10,586 million
Operating expenses:	¥18,334 million
Transactions other than operating transactions:	¥70,625 million
4. Net loss per share	55.57 yen

5. Losses on impairment accounting

Calculations of impairment losses were conducted by grouping assets in the smallest cash flow generating unit that was largely independent of other assets or asset groups. As a result, in fiscal 2003, for 24 cases of fixed asset groups where market value was significantly below book value in line with the continued fall in land prices, and fixed asset groups exhibiting significant deteriorations in profitability based on declines in lease-property related rent-levels, book-value was written down to recoverable levels, and that write-down reported as an impairment loss resulting in an extraordinary loss of 35,521 million yen.

* Break down of impairment losses on a region-by-region basis. (¥ million)

- Tokyo metropolitan area 10,114
  (Land=1,059; Buildings and structures=3,109; Others=5,944)
- Chubu and Hokuriku area 7,373
  (Land=6,413; Buildings and structures 552; Others=407)
- Kinki area 16,633
  (Land=14,165; Buildings and structures=399; Others=2,069)
- Other regions 1,399
  (Land=1,070; Buildings and structures 291; Others=37)

Tokyu Corporation
Significant Accounting Policies

The financial statements have been prepared in accordance with the accounting principles and practices set forth below:

1. Valuation Standards and Accounting Treatment for Securities

Bonds held to maturity
The cost amortization method

Shares of subsidiaries and affiliates set forth in Financial Statements Regulations.
The cost method determined by the moving average method

Other securities
Securities with market quotations:
The market value method based upon the market price as of the end of the fiscal year (The entire difference between the carrying value and the market value is capitalized. Cost of sales is computed by the moving average method.)

Securities without market quotations:
The cost method determined by the moving average method

2. Valuation Standards and Accounting Treatment for Inventories

Supplies
The cost method determined by the moving average method

Real estate held for resale
The cost method determined by the weighted average (for the region) method (Expenses for individual sectional development and some land lots are valued at cost by the specific identification method.)

3. Methods for Depreciating Tangible Assets

Depreciation of tangible fixed assets is computed by the declining-balance method. It should be noted that, however, depreciation of replaced assets among structures of the railway business is computed by the replacement cost method and that depreciation of certain leased facilities is computed with the straight-line method. Furthermore, depreciation of buildings (excluding fixtures) acquired after April 1, 1998 is computed by the straight-line method.

4. Method for Depreciating Software Utilized by The Company

Depreciation of software utilized by the Company is computed by the straight-line method, assuming a useful life of 5 years.

5. Standards for Addition to Reserves and Allowances

(a) Allowance for doubtful accounts

With regard to loans to normal entities, the allowance for doubtful receivables is provided based upon the respective actual loss ratio during the specified previous periods. With regard to specified credits to possible non-performing entities, however, of the balance, an amount which the Company considers necessary (calculated by individually taking into consideration all factors of customers related to the collection of credits) is accounted for in the allowance for doubtful accounts.

(b) Reserve for employees' bonuses

The bonus payment reserve for employees and executive officers is based upon the estimation of the amount to be paid in subsequent periods.

(c) Reserve for employees' retirement benefits

The reserve for retirement allowance for employees is provided on the basis of the estimated amount of retirement and severance benefit obligations and fair value of pension fund assets as of the end of the fiscal year. In fiscal 2003, as pension assets exceeds the amount of retirement allowance liabilities after deduction of differences in the actuarially-computed value of benefits, the excess amount is included under 'Prepaid pension expenses' under 'Investments and other fixed assets'.
Differences in the actuarially-computed value of benefits shall be charged to income from the following fiscal year over a period (15 years) that is less than the average remaining years of service of employees, by the straight-line method.
With respect to a certain portion of retirement allowance, the approved retirement annuity system has been adopted.

(d) Reserve for directors' retirement benefits

With regard to reserve for retirement allowance for directors and corporate auditors, an amount specified by our internal regulations is provided as the reserve set forth in Article 43 of the Enforcement Regulation of the Commercial Code of Japan.

6. Accounting Treatment for Subsidies for Construction in Railways Operations

Subsidies for construction projects and equivalents are accounted for by deducting the total amount thereof directly from the value of fixed assets on the completion of the project.
It is to be added that, in the statements of income, subsidies that the Company has received for its construction projects are booked as extraordinary gains, while the amount deducted directly from the acquisition cost of fixed assets is accounted for as extraordinary losses resulting from advanced depreciation deductions on fixed assets.

7. Accounting treatment for consumption tax is based upon the tax exclusion method.

Changes in accounting treatment methods

Accounting standards relating to fixed asset impairment

As accounting standards related to fixed asset impairment ('Statement of Position related to the establishment of accounting standards related to fixed asset impairment'(Accounting Standards Board of Japan August 9, 2002)) and 'Application guidelines for accounting standards related to fixed asset impairment'(Accounting Standards Board of Japan Application guidelines edition 6, October 31, 2003) can be applied to the financial statements relating to fiscal years ending March 31, 2004, the accounting standard and application guideline have been applied from the fiscal year. This resulted in an increase in the loss before income taxes for the fiscal year of 2003 of ¥35,521 million.

Additional Information

At meetings of the boards of directors of Tokyu Corporation held on February 27, 2004 a motion was passed to make Izukyu Corporation a wholly owned subsidiary of Tokyu Corporation via an exchange of shares, and a share exchange agreement concluded.

1. Tokyu Corporation and Izukyu Corporation shall exchange shares to have Tokyu become the parent company wholly owning Izukyu Corporation and to have Izukyu Corporation become a wholly-owned subsidiary of Tokyu Corporation.
2. The effective date of the share exchange agreement shall be October 1, 2004.
3. Izukyu Corporation shall call a General shareholders' meeting which shall be held on late June, 2004 for approval of the share exchange agreement. Also, based on the provisions of Article 358 (Simple share exchanges) of the Commercial Law of Japan, the requirement to gain ratification at a General Shareholders Meeting of Tokyu Corporation has been omitted.

4. The share exchange agreement sets the share exchange ratio at 1.5 common shares of Tokyu Corporation shares for each one common shares of Izukyu Corporation.

Proposition 2: Partial Amendment to the Articles of Incorporation

1. Reasons for the Amendment
   Subject to the resolution of Proposition 1 ("Approval of the Share Exchange Agreement between the Company and Tokyu Corporation "), the provisions of Article 11, paragraph 1 relating to the record date shall be deleted in order to, in principle, render the shareholders as of the date of the general shareholders' meeting the shareholders entitled to exercise their voting rights at such general shareholders' meeting.

2. Terms of the Amendment
   The terms of the amendment are as set forth below, provided, however, that those provisions of the current Articles of Incorporation not being amended have been omitted.

(underlines indicate amended portions)

Current Articles of Incorporation	Proposed Amendment
(Record Date) Article 11 The Company shall deem the shareholders whose names are registered or recorded in the final shareholders register on January 31 of each year to be the shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant accounting period. As otherwise provided in the preceding paragraph and these Articles of Incorporation, or whenever necessary, the Company shall, upon providing prior public notice, deem the shareholders or the pledgees whose names are registered or recorded in the final shareholders register as of a particular date to be the shareholders or the pledgees entitled to exercise their rights.	(Record Date) Article 11 (deleted) As otherwise provided in these Articles of Incorporation, or whenever necessary, the Company shall, upon providing prior public notice, deem the shareholders or the pledgees whose names are registered or recorded in the final shareholders register as of a particular date to be the shareholders or the pledgees entitled to exercise their rights.

Map for Extraordinary Meeting of Shareholders

7-1 Kasumigaokamachi, Shinjuku-ku, Tokyo
Nippon-seinenkan Large Hall


Keio Univ.
Hospital
Sendagaya St.
Shinanomachi St.
To Shinjuku
To Yotsuya
To Chuo Expressway
Highway
Tokyo Metropolitan Gymnasium
National Studium
Meiji Outer Park
Second
Meiji Park
Gaien first Baseball Field
Nippon Seinenkan
Gaienmae Sub.
Route 246
Aoyama-Dori Ave.

■ Access

- 7minutes' walk from Gaienmae Subway station on the Ginza-line. (No3 exit)
- 9minutes' walk from JR Sendagaya station
- 7minutes' walk from Kokuritsu-Kyogijo Subway station on the Oedo-line.(A-2 exit)

■ Notice

Parking is limited. Public transportation encouraged.